INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 5, 2026

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Astoria Real Assets ETF

Dear Mr. Orlic:

This letter summarizes the comments provided to me by telephone, on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”), on January 28, 2026, regarding Post-Effective Amendment No. 477 to the Registrant’s Form N-1A registration statement filed on December 10, 2025 (the “Registration Statement”), with respect to the Astoria Real Assets ETF, a series of the Registrant (the “Fund”). Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund

1.	Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the Commission at least five days prior to the Registration Statement becoming effective.

Response: The Fund’s completed fees and expenses table and expense example, which will be included in the Amendment, are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees[1]	0.55%
Distribution and service (Rule 12b-1) fees	0.00%
Other expenses[2]	0.00%
Acquired fund fees and expenses[2]	0.03%
Total annual fund operating expenses[3]	0.58%

[1]	“Management fees” have been restated to reflect current management fees, effective July 1, 2025.
[2]	“Other expenses” have been restated to reflect estimated amounts for the current fiscal year of the Fund.
[3]	The “Total annual fund operating expenses” do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$59	$186	$324	$726

Principal Risks of Investing

2.	The Fund’s “Sector Focus Risk” contains “Consumer Discretionary Sector Risk” as a sub-bullet. Please consider removing this sub-bullet point from the disclosure as it does not seem to pertain to the Fund.

Response: The Registrant has removed the disclosure as requested.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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